

Via U.S. Mail and Facsimile (781) 843-0709

October 4, 2010

Glenn E. Deegan
Vice President, Legal and Human Resources, General Counsel and Secretary
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

> **Re: Altra Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended July 3, 2010**
> **Form 10-Q for the quarter ended April 3, 2010**
> **Definitive Proxy Statement on Schedule 14A filed April 1, 2010**
> **File No. 001-33209**

Dear Mr. Deegan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10K for the year ended December 31, 2009

Disclosure Controls and Procedures, page 93

1. We note your statement that your disclosure controls and procedures are effective at the "reasonable assurance level." We also note similar disclosure in your Forms 10-Q for the quarters ended April 3, 2010 and July 3, 2010. In future Form 10-K and Form 10-Q filings, please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic

Reports, SEC Release No. 33-8238, available on our website at
http://www.sec.gov/rules/final/33-8238.htm.

Definitive Proxy Statement on Schedule 14A filed April 1, 2010

Compensation Policies and Practices Regarding Risk Taking, page 8

2. The disclosure in this section appears to be based on Item 402(s) of Regulation S-K. In particular, we note the statement in the first paragraph regarding the compensation committee's belief that your compensation program does not encourage excessive risk taking. However, this statement does not conform to the specific language used in Item 402(s). Specifically, it does not indicate that you have determined that your compensation program is not reasonably likely to result in a material adverse effect on your company. Please advise us as to whether you have made this determination pursuant to Item 402(s). If so, please describe to us the process you undertook to reach that determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood at (202) 551-3345 or in her absence, Andrew Schoeffler at (202) 551-3748 if you have any questions.

Sincerely,

Pamela Long
Assistant Director